Exhibit 99.1

Kamada Ltd. (the “Company”) (NASDAQ & TASE: KMDA), a vertically integrated global biopharmaceutical company, today announced that on April 26, 2022, during the course of the Company’s negotiations with the Histadrut - General Federation of Labor in Israel (the “Histadrut”) and the Employees’ Committee of Kamada’s Beit Kama production facility in Israel (the “Employee’s Committee”), on the extension of a collective bargaining agreement, the Employee’s Committee elected to declare a labor strike in the Beit Kama plant.

In November 2018, the Company signed a collective bargaining agreement with the Histadrut and the Employees’ Committee, which expired on December 31, 2021. During recent weeks, the Company, the Histadrut and the Employees Committee have been negotiating the renewal of the collective bargaining agreement. While significant progress has been achieved throughout the course of the negotiations, the parties have not reached an agreement to date.

As the strike was initiated by the Employee's Committee, the Company cannot currently predict how long it will last. However, at this time, the Company does not anticipate that the strike will have a material effect on its annual financial results or its ability to continue the supply of its products to the market, as well as continue all other business activities not associated with the Beit Kama plant.

Cautionary Note Regarding Forward-Looking Statements

This release includes forward-looking statements within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts, such as statements that the Company does not anticipate that the strike will have a material effect on its annual financial results or its ability to continue the supply of its products to the market. Forward-looking statements are based on Kamada’s current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties, and assumptions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors including, but not limited to, those risk factors set forth in Kamada’s Form 20-F for the period ended December 31, 2021, including specifically the risk factor in the Form 20-F entitled: “We have entered into a collective bargaining agreement with the employees' committee and the Histadrut (General Federation of Labor in Israel), and we have incur and could in the future incur labor costs or experience work stoppages or labor strikes as a result of any disputes in connection with such agreement.” The forward-looking statements made herein speak only as of the date of this announcement and Kamada undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.